Exhibit 99.15
Loncor Resources Inc.

PRESS RELEASE

LONCOR ANNOUNCES APPOINTMENT OF
VP, CORPORATE DEVELOPMENT

Toronto, Canada – March 1, 2011 - Loncor Resources Inc. (the "Company" or "Loncor") (TSX-V: "LN") is pleased to announce the appointment of Tomas Sipos as Vice President, Corporate Development of the Company.  In this capacity, Mr. Sipos will be responsible for managing the investor and public relations function for the Company.  Martin Jones, who previously held this position, remains with the Company to focus on the activities of the charitable Loncor Foundation.

Mr. Sipos previously oversaw the investor relations function at Gabriel Resources Ltd. Prior to Gabriel Resources he worked abroad as an investment banker in the emerging markets, most recently as Senior Investment Officer at the International Finance Corporation (IFC – member of the World Bank Group).

The Company has granted to Mr. Sipos, pursuant to the terms of the Company's stock option plan, 75,000 stock options, each such stock option entitling the holder to purchase one common share of the Company at a price of Cdn$3.25 for a period of five years.

Loncor is a gold exploration company with two projects in the Democratic Republic of the Congo: the Ngayu and North Kivu projects.  For further information, please visit our website at www.loncor.com or contact: Peter N. Cowley, President and Chief Executive Officer, Telephone: + 44 (0) 790 454 0856; or Arnold T. Kondrat, Executive Vice President, or Tomas Sipos, Vice President, Corporate Development, Telephone: (416) 366-2221 or 1 (800) 714-7938.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.